

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
Mark K. Mason
Chief Executive Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101

>   **Re: HomeStreet, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 26, 2011**
>   **File No. 333-173980**

Dear Mr. Mason:

We have reviewed your amended filing and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Underwriting

Directed Share Program, page 224

1.   We note that the underwriters have reserved approximately ten percent of the shares for sale directly to certain of your officers, directors, employees and shareholders, or their affiliates. Please consider adding a risk factor to disclose the risk to your shareholders of the subsequent increase in shares in the market at the expiration of the lock-up period.

Exhibits

2.   Please file any outstanding exhibits with your next amendment. They are subject to the staff's review and we will need time to conduct that review.

        You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3491 with any other questions.

                                                    Sincerely,

                                                    /s/ Todd K. Schiffman

                                                    Todd K. Schiffman
                                                    Assistant Director

cc: Mr. Marcus J. Williams
        Davis Wright Tremaine LLP